UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For: May 21, 2025

MAG Silver Corp.

(SEC File No. 0-50437)

#801 – 815 Hastings St. W., Vancouver, BC V6C 1B4, CANADA

Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☒

Exhibits

99.1	Material Change Report
99.2	Arrangement Agreement
99.3	Form of Voting Support Agreement

Date: May 21, 2025	MAG Silver Corp.

“George Paspalas”
GEORGE PASPALAS
President & CEO